UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                 NORTHERN BORDER PARTNERS, L.P.
                        (Name of Issuer)

                          Common Units
                 (Title of Class of Securities)

                           664785102
                         (CUSIP Number)

                         Janet K. Place
              Northern Plains Natural Gas Company,
     1400 Smith Street, Houston, Texas 77002 (713) 853-6424
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       November 21, 1998
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:  9

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                (Continued on following page(s))

CUISP No. 664785102             13D           Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Northern Plains Natural Gas Company, I.R.S. No.: 47-6024151

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) 9
                                                            (b) 9
     N/A

3    SEC USE ONLY


4    SOURCE OF FUNDS

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                             9


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF            7    SOLE VOTING POWER
SHARES                    -0-
BENEFICIALLY
OWNED                8    SHARED VOTING POWER
BY
EACH                      3,210,000 Common Units of
                          Northern Border Partners, L.P. (consisting of
                          3,210,000 Subordinated Units that may be
                          convertible into such Common Units)
REPORTING
PERSON
WITH:                9    SOLE DISPOSITIVE POWER

                          -0-

                     10   SHARED DISPOSITIVE POWER

                          Same as 8 above.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Same as 8 above.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                9
     N/A

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.9% of Northern Border Partners, L.P.'s outstanding Common
     Units.

14   TYPE OF REPORTING PERSON

     CO

Item 1.   Security and Issuer:

     This statement relates to the subordinated limited partner interests (the "Subordinated Units") and common limited partner interests (the "Common Units") of Northern Border Partners, L.P., a Delaware limited partnership (the "Partnership"), whose principal executive offices are located at 1400 Smith Street, Houston, Texas 77002-7369. The term "Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of Northern Border Partners, L.P.

Item 2.   Identity and Background:

     This statement is being filed by Northern Plains Natural Gas Company ("Northern Plains"), a Delaware corporation and a wholly-owned subsidiary of Enron Corp., an Oregon Corporation ("Enron"). Northern Plains is operator of Northern Border Pipeline Company ("Northern Border Pipeline"), a Texas general partnership, and a general partner of the Partnership. Northern Plains owns a limited partner interest in the Partnership representing 10.9% of all limited partnership interests. Beneficial ownership of Northern Plains' limited partner interest may be attributed to Enron due to Enron's sole ownership of Northern Plains. Concurrent with this filing, Enron is filing a separate Schedule 13D regarding its indirect limited partner interest in the Partnership.

     This filing refers to a limited partner interest in the Partnership that is currently in the form of 3,210,000 Subordinated Units. Northern Plains received these Subordinated Units as part of the consideration for its initial capital contribution to the Partnership in 1993. During the Subordination Period (as defined in the Partnership Agreement), except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions of cash made with respect to Common Units, all rights and obligations of a limited partner of the Partnership are attributable to a holder of the Subordinated Units. It is anticipated that the Subordination Period will end on January 1, 1999. Following the Subordination period, the Subordinated Units will be converted into Common Units at such time as the Partnership Policy Committee makes certain determinations pursuant to Section 6.2 of the Partnership Agreement. It is anticipated that such determinations will not be made prior to January 20, 1998. Since on or after that date, the Subordinated Units may be converted into Common Units, beneficial ownership of 3,210,000 Common Units may be attributed to Northern Plains.

     The address of the principal business office of Northern Plains is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of Northern Plains. The filing of this statement on Schedule 13D shall not be construed as an admission that Northern Plains or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

     Neither Northern Plains, nor, to its knowledge, any person listed on Schedule I hereto, has been, during the last five years
(a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds:

     On the Closing Date, as defined by the Partnership Agreement, Northern Plains made a capital contribution to the Partnership in the amount of a 35% general partner interest in Northern Border Pipeline in return for a 1% general partner interest, 3,210,000 Subordinated Units, and cash. As stated above, during the Subordination Period Northern Plains' right to receive distributions on its limited partner interest in the Partnership is subordinated to the right of common unitholders to receive distributions. It is anticipated that the Subordination Period will end on January 1, 1999.

Item 4.   Purpose of Transaction:

     On the date upon which Northern Plains obtained its Subordinated Units, Northern Plains intended to retain its ownership interest in the Partnership and its general partner interest in the Partnership indefinitely. At the end of the Subordination Period, Northern Plains' intention will not have changed.

     Northern Plains has entered into an agreement to acquire Pan Border Gas Company ("Pan Border") from subsidiaries of Duke Energy Corporation. The closing is scheduled on or prior to December 31, 1998. At closing, Pan Border's assets will consist of general partner interests in the Partnership. Collectively, all general partners in the Partnership hold an aggregate 2% general partner interest in the Partnership. After closing, the combined general partner interest of Enron (through Northern Plains and Pan Border) will be 1.65%, resulting in an 82.5% voting interest on the Partnership Policy Committee, the governing body of the Partnership, and Enron will effectively have control of the Partnership. Thereafter, Enron (through Northern Plains and Pan Border) will have the right to elect two of the three members of the Partnership Policy Committee, and it is anticipated that Pan Border's current member on the Partnership Policy Committee, George L. Mazanec, will be replaced by another Partnership Policy Committee member selected by Northern Plains.

Item 5.   Interest in Securities of the Issuer:

     By virtue of its ownership of Subordinated Units, Northern
Plains may be deemed to own beneficially and to have the sole power to vote and dispose of 3,210,000 Common Units.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer:

     Several provisions regarding the transfer, conversion, distribution and voting rights of the Subordinated Units are set forth in the Partnership Agreement. Northern Plains is granted certain registration rights in Section 6.14 of the Partnership Agreement. Restrictions on transfer of the Partnership interests in general are contained in Article XI of the Partnership Agreement; restrictions on transfer of Subordinated Units are found in Sections 11.3 and 11.4 of the Partnership Agreement.
Section 17.1 of the Partnership Agreement gives Northern Plains, as a general partner, the right, in certain circumstances, to acquire all of the outstanding securities in a class. Section
6.1 of the Partnership Agreement gives Northern Plains the right to appoint one member of the Partnership Policy Committee. The Partnership Policy Committee may place restrictions on the transfer of any or all partnership interests in order to avoid certain adverse tax consequences.

Item 7.   Material to be Filed as Exhibits:

     The following document filed by the Partnership with the Commission pursuant to the Securities Exchange Act of 1934 is incorporated herein by reference:

     (a) Amended and Restated Agreement of Limited Partnership of Northern Border Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Partnership's Form S-1 Registration Statement, Registration No. 33-66158).


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 20, 1998           Northern Plains Natural
                                   Gas Company


                                   By:  JERRY L. PETERS

                                   Name:  Jerry L. Peters

                                   Title:  Vice President, Finance
                                           and Treasurer

                DIRECTORS AND EXECUTIVE OFFICERS
              NORTHERN PLAINS NATURAL GAS COMPANY


Name and Business        Citizenship     Position and Occupation
Address


DIRECTORS

1111 S. 103rd Street
Omaha, Nebraska  68124-
1000:

Larry L. DeRoin             U.S.A.       Director

Jerry L. Peters             U.S.A.       Director

1400 Smith Street
Houston, Texas  77002-
7361:

Stanley C. Horton           U.S.A.       Director

OFFICERS

1111 S. 103rd Street
Omaha, Nebraska  68124-
1000:

Larry L. DeRoin             U.S.A.       President

Robert A. Hill              U.S.A.       Vice President, Marketing
                                         and Business Development

Raymond D. Neppl            U.S.A.       Vice President, Regulatory
                                         Affairs and Throughput
                                         Management

Jerry L. Peters             U.S.A.       Vice President, Finance, and
                                         Treasurer

Janet K. Place              U.S.A.       Vice President and General
                                         Counsel

George A. Rood              U.S.A.       Vice President, Operations &
                                         Administration

Carl D. Schulz              U.S.A.       Vice President, Project
                                         Management

Eva N. Neufeld              U.S.A.       Assistant Secretary

1400 Smith Street
Houston, Texas  77002-
7361:

Stanley C. Horton           U.S.A.       Chairman of the Board

Geneva H. Hiroms            U.S.A.       Assistant Secretary